UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Verso Paper Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92531L108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92531L108

1.	Names of Reporting Persons Verso Paper Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,046,647 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 38,046,647 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92531L108

1.	Names of Reporting Persons Verso Paper Investments LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92531L108

1.	Names of Reporting Persons Verso Paper Investments Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92531L108

1.	Names of Reporting Persons CMP Apollo LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92531L108

1.	Names of Reporting Persons Apollo Management VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92531L108

1.	Names of Reporting Persons AIF VI Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92531L108

1.	Names of Reporting Persons Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92531L108

1.	Names of Reporting Persons Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 38,046,647 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 38,046,647 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.1%

14.	Type of Reporting Person (See Instructions) OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Verso Paper Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 6775 Lenox Center Court, Suite 400, Memphis TN 38115.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Verso Paper Management LP, a Delaware limited partnership (“VP Management”), (ii) Verso Paper Investments LP, a Delaware limited partnership (“VP Investments”), (iii) Verso Paper Investments Management LLC, a Delaware limited liability company (“Investments Management LLC”), (iv) CMP Apollo LLC, a Delaware limited liability company (“CMP Apollo”), (v) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (vi) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (vii) Apollo Management, L.P., a Delaware limited partnership (“Management”), and (viii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”).  VP Management, VP Investments, Investments Management LLC, CMP Apollo, Management VI, AIF VI LLC, Management, and Management GP are referred to collectively herein as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is One Manhattanville Road, Suite 201, Purchase, New York  10577.

VP Management is principally engaged in the business of investing in securities of the Issuer.  VP Investments is the general partner of VP Management and is principally engaged in the business of serving as the general partner of VP Management.  Investments Management LLC is the general partner of VP Investments and is principally engaged in the business of serving as the general partner of VP Investments.  CMP Apollo is the managing member of Investments Management LLC and is principally engaged in the business of serving as the managing member of Investments Management LLC.

Management VI is the managing member of CMP Apollo.  Management VI is principally engaged in the business of serving as the managing member of CMP Apollo and other Apollo investment funds.

AIF VI LLC is the general partner of Management VI.  AIF VI LLC is principally engaged in the business of serving as the general partner of Management VI.  Management is the sole member-manager of AIF VI LLC and is principally engaged in the business of serving as the member-manager of AIF VI LLC and other Apollo management entities.  Management GP is the general partner of Management and is principally engaged in the business of serving as the general partner of Management.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Management GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

VP Management, certain of the Reporting Persons and the Issuer were formed in 2006 in connection with the acquisition by a subsidiary of the Issuer of the assets and certain liabilities of the coated and supercalendared paper division of International Paper Company.  VP Management purchased the shares of the Issuer held by it for a purchase price of $290 million, which VP Management obtained from capital contributions made by its investors, including an aggregate of $228.4 million from entities managed by Management VI.

Item 4.	Purpose of Transaction

On May 14, 2008, the Issuer completed its initial public offering of 14,000,000 shares of its common stock pursuant to the Registration Statement on Form S-1 (File No. 333-148201), filed by the Issuer with the Securities and Exchange Commission on December 20, 2007, as amended.  Prior to the Issuer’s public offering, the 38,046,647 shares of Common stock of the Issuer held of record by VP Management constituted all of the outstanding shares of the Issuer.

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

VP Management holds of record an aggregate of 38,046,647 shares of Common Stock of the Issuer, which represent approximately 73.1% of the outstanding Common Stock of the Issuer.  The limited partners of VP Management include certain entities managed by Management VI, as well as members of management and the board of directors of the Issuer, and other entities.  Because VP Investments, as the general partner of VP Management, has sole discretion over the disposition over any assets held by VP Management, and has the right to vote all of the limited partnership interests in VP Management, VP Investments has the right to direct VP Management’s vote with respect to the Common Stock and controls the disposition of the Common Stock, and may be deemed to be the beneficial owner of all of the 38,046,647 shares of Common Stock held by VP Management.  Each of VP Management, VP Investments, Investments Management LLC, CMP Apollo, Management VI, AIF VI LLC, Management, Apollo Management GP disclaims beneficial ownership of the shares held of record by VP Management, except to the extent of any pecuniary interest therein, if any, and the filing of this Schedule 13D and any amendment thereto shall not be construed as an admission that any such entity is the beneficial owner of, or has any pecuniary interest in, such securities.

(a)                                  See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 52,046,647 outstanding shares of Common Stock of the Issuer as of May 20, 2008, based on the number of shares of Common Stock of the Issuer held by the Reporting Persons, plus the 14,000,000 shares of Common Stock issued in connection with the Issuer’s initial public offering, as reported in the final prospectus (File No. 333-148201) filed by the Issuer with the Securities and Exchange Commission on May 16, 2008.

(b)                                 See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Pursuant to the Registration Rights Agreement Concerning Verso Paper Corp. dated as of May 20, 2008 (the “Registration Rights Agreement”) by and among the Issuer, VP Investments and the members of management and the board of directors of the Issuer that are limited partners of VP Management (the “Individual Limited Partners”), the Issuer has agreed to register the shares of Common Stock beneficially owned by VP Investments as of the date thereof, or that are subsequently acquired by VP Investments, or by any of the Individual Limited Partners from VP Management, upon request by VP Investments.  The Issuer also agree to include such shares of the Common Stock on registration statements (other than in connection with an employee benefit plan or an acquisition) otherwise filed by the Issuer.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Third Amended and Restated Limited Partnership Agreement

VP Investments, as the general partner and a limited partner, and the other limited partners, including members of management and the board of directors of the Issuer, entered into the Third Amended and Restated Limited Partnership Agreement of Verso Paper Management LP on May 20, 2008 (the “LP Agreement”).  Under the LP Agreement, VP Investments, as the general partner, is granted authority to direct dispositions of the assets of VP Management, including distributions to the limited partners, and holds the right to vote the limited partners’ interests in VP Management.  The LP Agreement provides each limited partner with the right, subject to certain conditions, to require that VP Management exchange such limited partner’s interest in VP Management for a pro rata share of the shares of the Common Stock held by VP Management.  The foregoing description of the LP Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of May 23, 2008, by and among the Reporting Persons.
Exhibit 2:

Form of Registration Rights Agreement Concerning Verso Paper Corp. by and among the Issuer, VP Investments and certain other limited partners of VP Management (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form S-1 (File No. 333-148201), filed by the Issuer with the Securities and Exchange Commission on December 20, 2007, as amended).

Exhibit 3:

Form of Third Amended and Restated Limited Partnership Agreement of Verso Paper Management LP, by and among VP Investments as the general partner and a limited partner, and the other limited partners as identified therein (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-148201), filed by the Issuer with the Securities and Exchange Commission on December 20, 2007, as amended).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 23, 2008	VERSO PAPER MANAGEMENT LP

By: Verso Paper Investments LP
Its General Partner

By: Verso Paper Investments Management LLC
Its General Partner

By: CMP Apollo LLC
Its sole and managing member

By: Apollo Management VI, L.P.
Its sole and managing member

By: AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	VERSO PAPER INVESTMENTS, LP

By: Verso Paper Investments Management LLC
Its General Partner

By: CMP Apollo LLC
Its sole and managing member

By: Apollo Management VI, L.P.
Its sole and managing member

By: AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	VERSO PAPER INVESTMENTS MANAGEMENT, LLC

By: CMP Apollo LLC
Its sole and managing member

By: Apollo Management VI, L.P.
Its sole and managing member

By: AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	CMP APOLLO LLC

By: Apollo Management VI, L.P.
Its sole and managing member

By: AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	APOLLO MANAGEMENT VI, L.P.

By: AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	AIF VI MANAGEMENT, LLC

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	APOLLO MANAGEMENT VI, L.P.

By: APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Date: May 23, 2008	APOLLO MANAGEMENT GP, LLC

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Management GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Management GP are Messrs. Joshua Harris, Leon D. Black and Marc Rowan.  The principal occupations of each of Messrs. Harris, Black and Rowan is to act as executive officers and directors of Management GP and other related investment managers.  Mr. Black is a founding principal, and Messrs. Harris and Rowan are also principals, of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”) with respect to the Apollo investment funds.

The business address of each of Messrs. Harris, Black and Rowan is c/o Apollo Management, L.P., c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019 and Messrs. Harris, Black and Rowan are each a citizen of the United States.  Each of Messrs. Harris, Black and Rowan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.